Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

On February 6, 2024, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's financial results for the quarter ended December 31, 2023. The conference call contained information regarding the proposed acquisition (the “Merger”) of Golub Capital BDC 3, Inc. (“GBDC 3”) by GBDC. The following are excerpts from the transcript of GBDC’s February 6, 2024 conference call discussing GBDC’s proposed acquisition of GBDC 3.

DAVID GOLUB: Finally, NAV per share increased by a $0.01 quarter-over-quarter to $15.03 as of December 31. While we're proud of GBDC's results for the first fiscal quarter, we're even more excited about the two strategic announcements that we made in connection with the earnings pre-release. To refresh your recollection, first GBDC announced it entered into a definitive merger agreement with Golub Capital BDC 3 Inc, or what we call GBDC 3, with GBDC as the surviving company subject to certain stockholder approvals and customary closing conditions.

Second, GBDC's investment advisor agreed to reduce GBDC's income incentive fee and capital gain incentive fee from 20% to 15% in connection with and in support of the proposed merger. The reduction in incentive fees was made effective as of January 1, 2024, and it will be in effect during the pendency of the proposed merger that will become permanent upon closing of the merger.

You'll recall that GBDC's investment advisor previously announced the permanent reduction of the company's base management fee from 1.375% to 1% effective July 1, 2023, with a 1% management fee, a 15% incentive fee, an 8% hurdle rate and the cumulative since inception incentive fee cap, we believe GBDC has set a new gold standard for shareholder alignment among publicly-traded BDCs.

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MATTHEW BENTON: Let's turn to distributions now. The Board approved $0.46 per share of distributions, our regular quarterly distribution of $0.39 per share, and a fiscal Q1 supplemental distribution of $0.07 per share. Taken together, these distributions correspond to an annualized dividend yield of 12.2% based on GBDC's NAV per share as of December 31, 2023.

As a reminder, we've previously announced that the Board increased the company's regular quarterly distribution from $0.37 per share to $0.39 per share in conjunction with the proposed merger announcement and corresponding reduction and incentive fee.

Adjusted NII per share significantly exceeded the company's regular quarterly distribution, resulting in a distribution coverage ratio of 128% on the increased regular quarterly distribution of $0.39 per share.

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Before I hand off to Chris to go through the quarter in detail, I do want to emphasize that GBDC's strong results for fiscal Q1 don't yet reflect the impact of the lower incentive fee rates GBDC is expected to have going forward. The analysis on Slide 5 quantifies how much GBDC's earnings power has already increased as a result of its lower base management fee rate and how much incremental earnings power we expect to see from lower incentive fee rates.

As you can see by comparing the June 30, 2023 column with the September 30, 2023 and December 31, 2023 columns, lower base management fee rates drove an increase in adjusted NII ROAE of about 80 basis points or $0.03 to $0.04 per share quarterly. The right column shows GBDC's pro forma results for the quarter ended December 31, 2023, as if its incentive fee rates were 15% instead of 20%.

We estimate GBDC's pro forma adjusted NII per share would have increased from $0.50 to $0.53, representing earnings accretion of approximately 6%.

So all else equal, we expect lower incentive fee rates to increase GBDC's adjusted NII per share going forward by about $0.03 to $0.04 per quarter or about $0.13 annually. This translates to approximately 90 basis points of incremental adjusted NII ROAE. You'll start to see this incremental potential earnings power in GBDC's results for fiscal Q2.

GC Advisors is voluntarily waiving incentive fees in excess of 15% effective January 1, 2024, while the merger remains pending. Assuming the merger closes, the incentive fee rate reductions will become permanent and GBDC will be set up to permanently benefit from higher earnings power going forward.

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DAVID GOLUB: Finally, let me sneak in one last point about our outlook. We think the coming period is going to be very exciting for GBDC. Assuming the proposed merger with GBDC 3 closes, we believe post-merger GBDC will have higher earnings power than ever, underpinned by very strong credit quality, shareholder aligned fees and the benefit of increased scale.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC 3 undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC 3 and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC 3 and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC 3 and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC 3 and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC 3 and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.